FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
Suite 900 – 510 Seymour Street
Vancouver, BC
V6B 1V5

Item 2:	Date of Material Change

July 25, 2018

Item 3:	News Release

A news release (attached as Schedule A) announcing the material change referred to in this report was jointly issued by Aurora and MedReleaf Corp. (“MedReleaf”) on July 25, 2018 through the facilities of Global Newswire and a copy of the same was filed on SEDAR under each of Aurora’s and MedReleaf’s profiles on July 25, 2018.

Item 4:	Summary of Material Change

On July 25, 2018, Aurora acquired all of the issued and outstanding common shares of MedReleaf (the “MedReleaf Shares”) pursuant to a statutory Plan of Arrangement under section 182 of the

Business Corporations Act (Ontario) (the “Arrangement”) for consideration consisting of 3.575 Aurora common shares (each an “Aurora Share”) and $0.000001 in cash for each MedReleaf Share. Existing Aurora and MedReleaf shareholders now own approximately 61% and 39% of the combined company, respectively, on a fully diluted basis. MedReleaf is now a wholly owned subsidiary of Aurora.

The Plan of Arrangement was executed pursuant to an arrangement agreement between Aurora and MedReleaf dated May 14, 2018 (the “Original Agreement”), as amended by an amending agreement dated May 24, 2018 (the “Amending Agreement”, and together with the Original Agreement, hereinafter defined as the “Agreement”).

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On May 14, 2018, Aurora and MedReleaf entered into the Original Agreement and on May 24, 2018, Aurora and MedReleaf entered into the Amending Agreement. Pursuant to the Agreement, Aurora agreed to acquire all of the issued and outstanding MedReleaf Shares by way of the Arrangement. In connection with the Agreement, certain directors and officers of MedReleaf, holding approximately 2% of the MedReleaf Shares, entered into support agreements with Aurora pursuant to which they agreed to vote their shares in favour of the Arrangement. In addition, holders of approximately 56% of the MedReleaf Shares entered into lock-up agreements with Aurora to vote their MedReleaf Shares in favour of the Arrangement.

On July 25, 2018, Aurora acquired all of the issued and outstanding common shares of MedReleaf pursuant to the Arrangement. Pursuant to the Arrangement, holders of MedReleaf Shares received consideration consisting of 3.575 Aurora Shares (the “Share Consideration”) and $0.000001 in cash (the “Cash Consideration”) for each MedReleaf Share held immediately prior to completion of the Arrangement. In connection with the Arrangement, Aurora issued and made issuable approximately 380 million shares for delivery to former MedReleaf shareholders. Taxable Canadian resident MedReleaf shareholders were entitled to elect to receive tax-deferred roll-over treatment in connection with the acquisition by Aurora of their MedReleaf Shares under the transaction. Taxable Canadian resident MedReleaf shareholders were also entitled to elect to solely receive the Share Consideration (and, not receive the Cash Consideration).

Each outstanding stock option under the MedReleaf stock option plan was exchanged for a replacement option to purchase Aurora Shares and each outstanding MedReleaf deferred share unit (whether vested or unvested) was deemed to fully vest and was settled in exchange for the Share Consideration and the Cash Consideration, with each such MedReleaf deferred share unit being cancelled.

In connection with the Arrangement, pursuant to the terms of the Arrangement and the supplemental common share purchase warrant indenture dated July 25, 2018 between MedReleaf, Aurora and TSX Trust Company (the "Supplemental Indenture"), which governs the common share purchase warrants of MedReleaf (the “MedReleaf Warrants”) and supplements the base common share purchase warrant indenture dated January 31, 2018 between MedReleaf and TSX Trust Company, each holder of a MedReleaf Warrant became entitled to receive (and such holder shall accept) upon the exercise of such holder's MedReleaf Warrant, in lieu of MedReleaf Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable theretofore, the number of Aurora Shares and the amount of cash which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the closing of the Arrangement, such holder had been the registered holder of the number of MedReleaf Shares to which such holder would have been entitled if such holder had exercised such holder's MedReleaf Warrants immediately prior to the closing of the Arrangement.

Aurora shareholders approved the issuance of Aurora shares pursuant to the Arrangement at a meeting of shareholders held on July 18, 2018 (the “Meeting”) and, on the same day, the shareholders of MedReleaf also approved the Arrangement.

A final order approving the Arrangement was issued by the Ontario Superior Court of Justice on July 20, 2018. The Canadian Competition Bureau previously issued a no-action letter on July 6, 2018 under the Competition Act (Canada) indicating that it did not intend to challenge the Arrangement.

The MedReleaf shares were delisted from the TSX as of the close of trading on or about July 27, 2018. MedReleaf has also made application to cease to be a reporting issuer with the relevant securities regulatory authorities.

In connection with the completion of the Arrangement, the board of directors of Aurora has been increased to eight (8) members, with Norma Beauchamp and Ronald Funk, formerly independent Directors of MedReleaf, being appointed to the board of directors of Aurora.

Further information pertaining to the Arrangement is set forth in the materials prepared by Aurora and MedReleaf in respect of the shareholder meetings which were mailed to Aurora and

MedReleaf shareholders and filed under Aurora’s and MedReleaf’s SEDAR profiles, respectively. Additionally, the Original Agreement and the Amending Agreement have been filed on the SEDAR profiles of Aurora and MedReleaf. The summary of the material terms provided herein is qualified by reference to the entirety of such documents.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Terry Booth
Chief Executive Officer
(604) 362-5207

Item 9:	Date of Report

August 3, 2018

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements with respect to the anticipated benefits associated with the Transaction, statements with respect to the expected timing of the legalization of cannabis in Canada, and the expected completion of the spin out of Aurora assets. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities, that the Government of Canada proceeds with legalization as previously announced, and that all necessary approvals for the spin out, including the approval the securities regulatory authorities and the TSX, are received. While Aurora considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. The forward looking statements are subject to a number of known and unknown risks, including: risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SCHEDULE A

[Please see attached.]

Aurora Cannabis and MedReleaf Close the World's Largest Cannabis Industry Transaction

Creating a Global Industry Leader Positioned for Long-Term, Accelerated Growth

TSX: ACB TSX: LEAF

EDMONTON, July 25, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and MedReleaf Corp. ("MedReleaf") (TSX: LEAF) today announced the closing of the previously announced arrangement agreement (the "Arrangement Agreement"). Under the terms of the Arrangement Agreement, holders of MedReleaf common shares received 3.575 common shares of Aurora for each MedReleaf common share held (the "Exchange Ratio").

Upon closing of the transaction, Aurora will submit applications with the Toronto Stock Exchange (the "TSX") and the Ontario Securities Commission (the "OSC") to delist MedReleaf's existing common shares and for MedReleaf to cease to be a reporting issuer, respectively.

Management Commentary

"The closing of this transaction brings together two vertically integrated, successful pioneers in the cannabis industry, creating a company with more than 1,200 employees and a rapidly growing domestic and international footprint," said Terry Booth, CEO of Aurora. "The combination of MedReleaf and Aurora creates a well capitalized company positioned exceptionally well to generate further shareholder value, driven by the low-cost production of high-quality cannabis products. We will be applying our proven integration methodology, and will continue to execute to the Aurora Standard in capitalizing on the significant opportunities in the domestic and global cannabis industry."

Mr. Booth added "Each of the strategic transactions Aurora has concluded have further advanced our envisioned business strategy of establishing a powerful, integrated and strongly differentiated cannabis company – positioned for continued rapid growth, and built to last. Our large-scale, high technology production facilities, strong science, R&D and product development capabilities, diversified product portfolio, and growing domestic and international distribution networks provide Aurora with significant competitive advantages in both the Canadian and global cannabis markets."

Scale & Efficiency

Completion of the transaction creates a unified cannabis industry leader with a combined funded capacity of more than 570,000 kg of high-quality cannabis per year, to be delivered via nine facilities in Canada and two in Europe. Combining MedReleaf's industry-leading cultivation yields and Aurora's ultra low-cost Sky Class production facilities, which management believes will result in production costs well below $1 per gram, position the Company to deliver high-margin growth in all domestic and international market segments.

With the addition of MedReleaf's three Ontario-based facilities and a combined Ontario workforce of more than 400 people, the transaction now makes Aurora one of the largest cannabis companies in Ontario, the country's largest by population.

Science and R&D

Aurora and MedReleaf share a strong belief in the importance of science to drive innovations in the form of marketable IP and new value-added products, with the objective of creating a differentiated and broadly diversified high-margin operator. The combined science and R&D teams, including approximately 40 PhDs and MScs will be active in research projects throughout the global cannabis industry.

Both companies maintain a strong commitment to clinical trials and medical studies, which has led to increased visibility and brand recognition with the domestic and international medical communities, leading to above-average prescription rates and referrals. In addition to studies completed and in progress at Aurora and CanniMed, MedReleaf's completed and in-progress initiatives include a Pharmacokinetics trial, a Phase II cancer pain trial, a Phase III epilepsy trial, an observational chronic pain study, and a study to assess the potential correlation between genetic signatures and cannabis efficacy.

Furthermore, each company has developed considerable expertise in cannabis plant genetics, enabling the development of new cultivars with specific traits for a variety of domestic and international markets, as well as strains optimized for automated cultivation.

In addition to in-house efforts, ongoing innovation will continue to be driven through the identification and integration of high-potential, third-party technologies. Aurora's strong execution record in this regard is based on the close collaboration between its R&D and opportunities teams. This function will be further strengthened through the integration of MedReleaf's business development efforts, adding a robust pipeline of promising opportunities.

International Markets

With MedReleaf's Markham facility, the Company now has two GMP certified facilities, increasing product availability for higher-margin international markets featuring strong barriers to entry, such as Germany and Italy. Leveraging the distribution and operational capabilities of Aurora's wholly owned EU subsidiary Pedanios, as well as that of other distribution partners secured by both companies, the Company is actively targeting market entry into multiple new EU and other international jurisdictions.

Brands

In support of the upcoming legalization of the Canadian adult consumer use market, Aurora and MedReleaf have launched a portfolio of premium consumer and wellness brands. These brands, which include San Rafael '71, Woodstock, and AltaVie were developed based on detailed consumer and marketplace insights and advanced analytical frameworks. The combined entity has multiple provincial-level supply agreements in place, and is actively pursuing further agreements.

The combined companies' are positioned well for growth through an expansive network of nongovernmental distribution partners, such as Shoppers Drug Market, Pharmasave and Pharmachoice. Furthermore, through investees such as Alcanna and Choom Holdings, the Company anticipates further expanding its domestic market reach.

Management and Board Changes

Following today's closing of the Arrangement Agreement, Neil Closner has stepped down as CEO of MedReleaf and during the integration process, Allan Cleiren, Aurora's Chief Operating Officer, will assume the role of interim-CEO of MedReleaf. In addition, Lloyd Segal, Deborah Rosati and Neil Closner have stepped down from MedReleaf's Board, while Norma Beauchamp and Ronald Funk have been appointed to Aurora's Board of Directors. Steve Dobler, President of Aurora, has been appointed to MedReleaf's Board of Directors.

Mr. Booth added, "On behalf of Aurora and MedReleaf, I'd like to thank Neil and MedReleaf's Board for their incredible hard work, dedication and support for this transaction. Under their guidance, MedReleaf has matured into a world-class medical grade cannabis organization."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low cost per gram production. Each of Aurora's facilities is built to meet European Union (EU) GMP standards.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM),

Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter or Instagram

About MedReleaf

Canada's most awarded licensed producer, MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of industry leading, top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state-of-the-art ICH-GMP and ISO 9001 certified facilities in Ontario, with a third facility currently in development, a full range of premium MedReleaf products are delivered to the global medical market. We serve the therapeutic needs of patients seeking safe, consistent and effective medical cannabis and provide a compelling product offering for the adult-use recreational market.

For more information on MedReleaf, its products, research and how the company is helping patients #livefree, please visit MedReleaf.com or follow @medreleaf.

AURORA CANNABIS INC.
Terry Booth
CEO

MEDRELEAF CORP.
Allan Cleiran

CEO

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements with respect to the anticipated benefits associated with the transaction, including the anticipated reduced cost of production. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities, synergies expected to result from the transaction, and that the Government of Canada proceeds with legalization as previously announced. While Aurora considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. The forward looking statements are subject to a number of known and unknown risks, including: risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Aurora's or MedReleaf's public filings, including the management information circulars and the material change reports have been in respect of the Transaction, which are, or will be, available on SEDAR. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

MedReleaf Corp. (CNW Group/Aurora Cannabis Inc.)

SOURCE Aurora Cannabis Inc.

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http://www.newswire.ca/en/releases/archive/July2018/25/c1284.html

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For further information: For Aurora: Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For MedReleaf: Darren Karasiuk, SVP & GM, Recreational, dkarasiuk@medreleaf.com, +1.855.473.5323; Dennis Fong, LodeRock Advisors, Investor Relations, investorrelations@medreleaf.com, +1.416.283.9930

CO: Aurora Cannabis Inc.

CNW 13:45e 25-JUL-18